

January 20, 2012

Via E-mail
Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA 94404

> **Re:** **Actuate Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 8-K filed May 31, 2011**
> **File No. 000-24607**

Dear Mr. Cittadini:

We have reviewed your letter dated December 29, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 6, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1. We note from your response to prior comment 1 that your undistributed earnings from foreign subsidiaries will be invested indefinitely in those jurisdictions where the undistributed earnings are earned, that the cash within these entities has funded and continues to fund your international operations and is not required in the Unites States, and that you have no current plans to use the cash within the United States. We continue to believe you should consider providing enhanced liquidity disclosures describing these

circumstances, as well as the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some cash is not presently available to fund domestic operations such as the payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon repatriation.

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

Consolidated Statements of Income, page F-6

2.   We note your response to prior comment 3. However, we note that the terms of the settlement agreements include mutual releases of rights and claims arising from lawsuits filed and related actions taken, and from other contractual agreements in place. The settlement agreements also include representations not to sue. We further note that the settlement arrangement with International Business Machines Corporation (IBM) includes all claims for attorneys' fees that may relate to the disputes or claims that were or could have been asserted by Actuate against IBM in the lawsuit. Please tell us what consideration you gave to whether these elements represent separate units of accounting, and tell us why it is appropriate to recognize such elements as revenue in the income statement. In this regard, tell us how you determined that the entire residual amount should be attributed to licenses revenues versus attributing a portion to these other elements. Also, tell us the amount of settlement attributed to maintenance and the residual amount allocated to licenses revenues for the Oracle arrangement. Lastly, tell us if you have established a reasonable methodology to support the value attributed to the license revenue or clarify whether you relied solely on the residual method for this allocation.

3.   In response to prior comment 3, you indicate that you filed "excerpted" copies of your agreements with Oracle Corporation and IBM, which suggests that you did not file the agreements in their entirety with your Form 10-Q filed on November 5, 2010. Please advise.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief